STRATASYS, INC.
7665 Commerce Way
Eden Prairie, Minnesota 55344

Mr. Stephen Krikorian
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 13, 2009

Re:	Stratasys, Inc. Extension Request Form 10-K for the fiscal year ended December 31, 2008 Filed March 11, 2009 File No. 001-13400

Dear Mr. Krikorian:

Thank you for your comments dated March 31, 2009 to our submission on Form 10-K for the fiscal year ended December 31, 2008.

We respectfully request to extend the date for the submission of our response to your letter dated March 31, 2009, from April 14, 2009, to May 22, 2009. The extended submission date will permit us to fully and properly respond to the points raised in your letter.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable. Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Very truly yours,

/s/ Robert F. Gallagher

Robert F. Gallagher
Chief Financial Officer